UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vertex Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92534K107

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92534K107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,245,996
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,245,996
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) HC

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2024 (as so amended, the “Schedule 13D”), by BlackRock relating to the Common Stock of Vertex Energy, Inc., a Nevada corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information in the first paragraph of Item 3 is hereby amended and restated in its entirety to read as follows:

As of August 26, 2024, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 5,245,996 shares of Common Stock, of which 3,728,831 shares of Common Stock are issuable upon exercise of warrants provided for in the warrant agreements and related amendments filed as Exhibits 10 through 16 hereto and incorporated by reference herein. 1,517,165 shares of Common Stock were acquired for an aggregate purchase price of approximately $9.9 million and the remaining 3,728,831 shares of Common Stock that are issuable upon exercise of the warrants referred to above were acquired in connection with the transactions contemplated by the Loan and Security Agreement (as defined below) pursuant to which the Managed Accounts (as defined below) provided an aggregate of approximately $136.6 million in term loans thereunder of which approximately $129.3 million in aggregate principal amount remains outstanding. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

Item 4. Purpose of Transaction.

The information in Item 4 is hereby amended by adding the following immediately after the tenth paragraph thereof:

On August 23, 2024, the Managed Accounts entered into Amendment Number Eight and Limited Consent to Loan and Security Agreement (“Amendment Eight”) with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries as borrowers or guarantors, the other Lenders party thereto, and the Agent pursuant to which certain of the Lenders agreed to provide an additional term loan in the amount of $25 million, including approximately $14 million from the Managed Accounts. Amendment Eight also included certain amendments to the consolidated liquidity provisions of the Loan and Security Agreement to permit reduced liquidity requirements for the period ending prior to September 20, 2024 to $12 million as well as certain other amendments to the Loan and Security Agreement. Pursuant to Amendment Eight, the Issuer and other loan parties agreed to (i) prepare and deliver to the Lenders a memorandum in connection with a marketing process for the sale of some or substantially all of the loan parties’ assets and/or equity interests on or before August 30, 2024, (ii) launch a marketing process for the sale of some or substantially all of the loan parties assets and equity interests on or prior to September 3, 2024 and (iii) cause the execution and delivery of a restructuring and support agreement, with milestones and documentation in accordance with the Loan and Security Agreement on or before September 20, 2024. The proceeds of the additional term loan can be used by the Issuer (i) for general corporate purposes, consistent with an approved forecast, and (ii) to pay certain fees and expenses associated with the closing of the transactions contemplated by the additional term loan. The Issuer also agreed to pay certain fees and transaction expenses in connection with the new term loan, including an exit fee calculated to pay the Lenders of the new term loan a multiple of invested capital of 1.40x on the amount of the additional term loan. The Issuer is required to repay $312,500 of the additional term loan principal amount on each of September 30, 2024 and December 31, 2024.

The information in Item 4 is hereby further amended by amending and restating the eleventh paragraph thereof to read as follows:

The foregoing descriptions of the Loan and Security Agreement, the warrant agreements and the registration rights agreements and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to each of those agreements which is filed as Exhibits 1 through 32 and Exhibit 34 hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information in Item 5(a), (b) and (c) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 93,514,346 shares of Common Stock issued and outstanding as of August 7, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 8, 2024.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by its Advisory Subsidiaries, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association and SpiderRock Advisors, LLC.

(c) Annex B, attached hereto, sets forth the transactions, including certain index-tracking trades, that were effected by BlackRock’s Advisory Subsidiaries in the Common Stock between July 30, 2024 (the date through which information was presented in the Schedule 13D filed with the SEC on July 31, 2024 by BlackRock) and August 26, 2024. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in paragraph 2 of Item 6 is hereby amended and restated to read as follows:

On April 1, 2022, the Managed Accounts entered into a Loan and Security Agreement with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries and borrowers or guarantors, the other Lenders party thereto and the Agent. Between April 1, 2022 and August 23, 2024, the parties to the Loan and Security Agreement entered into eight amendments and various consents and waivers to the terms of the Loan and Security Agreement. Pursuant to the Loan and Security Agreement, the Issuer borrowed an aggregate of $275 million in term loans, including approximately $136.6 million from the Managed Accounts of which approximately $129.3 million in aggregate principal amount remains outstanding.

The information in paragraph 5 of Item 6 is hereby amended and restated to read as follows:

The foregoing descriptions of the Loan and Security Agreement, the warrant agreements and the registration rights agreements and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to each of those agreements which is filed as Exhibits 1 through 32 and Exhibit 34 hereto and are incorporated by reference herein.

The information in paragraph 6 of Item 6 is hereby amended and restated to read as follows:

Accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Short Derivative Agreements”) in the form of cash-settled swaps with respect to 113,551 shares of Common Stock (representing economic exposure to approximately 0.1% of the total issued and outstanding shares of Common Stock as of August 26, 2024). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Short Derivative Agreements. BlackRock hereby expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Long Derivative Agreements”) in the form of long cash-settled swaps with respect to 23,047 shares of Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Common Stock as of August 26, 2024). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Long Derivative Agreements. BlackRock hereby expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions.

Item 7. Materials to Be Filed as Exhibits.

The information in Item 7 is hereby amended by adding the following after Exhibit No. 33:

Exhibit No.	Description

34	Amendment Number Eight and Limited Consent to Loan and Security Agreement, dated as of August 23, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC August 26, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2024

BlackRock, Inc.

By:	/s/ David Maryles
Name:	David Maryles
Title:	Attorney-in-Fact

Annex B

Transactions in Common Stock

(period from July 31, 2024 to August 26, 2024)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
SpiderRock Advisors, LLC	August 7, 2024	514	$0.48	Buy